May 24, 2017

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:    Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed January 27, 2017
File No. 1-35727

Dear Ms. Blye:

    We are in receipt of your letter dated May 10, 2017, in which you asked Netflix, Inc. (the “Company”) to provide certain details related to the availability of the Company’s streaming service in Sudan. The Company’s response is set forth below. For ease of review, the specific requests for information set out in your letter are reproduced in italics below.

1. We are aware of publicly available information indicating that your streaming service is available in Sudan, which is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through subsidiaries or other direct or indirect arrangements. You should describe any services or technology you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

Ms. Cecilia Blye
May 24, 2017

Response:

    The Netflix streaming service is available to customers in Sudan through Netflix International B.V. (“NIBV”), a Dutch subsidiary of the Company. Netflix does not specifically target Sudan, but makes the service available there as it does for the rest of Africa and much of the world. Customers can access the service by downloading the Netflix mobile application from an Internet app store onto a mobile device, accessing the Netflix application as pre-installed onto a consumer electronics device (e.g., set-top box, smart TV, or game console) sold by another entity, or by accessing content directly on the Netflix website at netflix.com, which is hosted on servers outside Sudan. NIBV processes payments from Sudan-based customers using third-party payment processors located outside of Sudan.

    To the Company’s knowledge, it has not had any agreements, arrangements or other contacts with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with your operations in Sudan. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response:

    From a quantitative perspective, revenues from Sudan constitute a minuscule percentage of Netflix’s worldwide revenue. In fact, the total revenue attributable to Sudan from January 2016 (when the Netflix service became available there) through April 30, 2017 is approximately $8,000. The Company believes its revenues from Sudan-based customers are not material to a reasonable investor.

Ms. Cecilia Blye
May 24, 2017

    From a qualitative perspective, Netflix does not believe that reasonable investors have material concerns with regard to Netflix’s provision of services in Sudan. As you’ve highlighted, publicly available information indicates that the Netflix streaming service is available in Sudan and the Company is not aware of any investors having (a) indicated that the Company’s activity in Sudan was a factor in their investment decision or (b) proposed or adopted divestment or similar initiatives regarding investment in the Company.

    For all the reasons stated above, Netflix does not believe that making its streaming service available to consumers within Sudan is quantitatively or qualitatively material to investors, constitutes a material risk for its security holders, could have an impact on the Company’s share value, or has had or will have an impact on its reputation.
    Please direct any comments or questions regarding this letter to me via email at rthompson@netflix.com.

Sincerely,

/s/ Reg Thompson
Reg Thompson
Associate General Counsel